ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-5139
February 28, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
U.S.A.

CYBIRD Holdings Co., Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of CYBIRD Holdings Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Results of Operation (Consolidated), Third Quarter of Fiscal Year ending March 31, 2008; and

2. Press release dated February 15, 2008 entitled "Notice of Approval of Partial Amendment to Articles of Incorporation by the Extraordinary General Meeting of Shareholders and the General Meeting of the Common Share Class Shareholders and the Setting of a Base Date for the Purchase of All Shares with a Total Purchase Condition Attached".

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813- 6888-1182, facsimile +813- 6888-3182).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

Enclosure

dw 3/5

File No.82-5139

<Translation>

CYBIRD HOLDINGS

JASDAQ

February 12, 2008

Results of Operation (Consolidated), Third Quarter of Fiscal Year ending March 31, 2008

CYBIRD Holdings Co., Ltd. Listing: JASDAQ
Security Code: 4823 URL: http://www.cybird.co.jp/hc/english/top.html
Representative: Kazutomo Robert Hori President and Group CEO
Contacts: Hiroshi Fujimoto Executive Vice President Tel: +81-3-5785-6110

(Unit: millions of yen, round down)

1. Results of Operation, 3Q of Fiscal Year ending March 31, 2008 (From October 1, 2007 to December 31, 2007)

(1) Consolidated Results of Operation (% shows changes in prior year)

	Net Sales	Operating Income	Ordinary Income	Net Income
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
3Q, FY ending March 31, 2008	8,210 (7.9)	484 (58.2)	381 (48.8)	85 (-)
3Q, FY ended March 31, 2007	7,608 (99.0)	306 (-)	256 (-)	-47 (-)
FY ended March 31, 2007	23,571 (-)	786 (-)	-1,552 (-)	-7,830 (-)

	Earnings per Share	Earnings per Share (Fully diluted)
	Yen	Yen
3Q, FY ending March 31, 2008	294.22	294.13
3Q, FY ended March 31, 2007	-162.99	-
FY ended March 31, 2007	-30,073.51	-

(2) Consolidated Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	Yen
December 31, 2007	22,389	15,016	63.0	48,628.44
December 31, 2006	28,178	20,289	69.2	67,292.17
March 31, 2007	22,578	14,815	61.7	48,099.59

(3) Consolidated Cash Flow Conditions

	Cash Flow from Operating Activities	Cash Flow from Investment Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
3Q, FY ending March 31, 2008	434	-150	-13	5,283
3Q, FY ended March 31, 2007	465	-247	177	4,146
FY ended March 31, 2007	1,228	-2,579	2,876	5,164

2. Consolidated Earnings Forecasts for Fiscal Year ending March 31, 2008 (from April 1, 2007 to March 31, 2008)

Because operations are proceeding as previously planned, there has been no revision of the original (as of May 22, 2007) business performance forecasts for the full fiscal year.

3. Others

(1) Changes in significant subsidiaries during the year (Changes in certain subsidiaries resulting in changes in the scope of consolidation): None
(2) Adoption of Simplified Accounting Method: Yes
(3) Change in the Scope of Consolidation: None

Note: Performance forecasts and other forward-looking statement included in this document are based on information available at the time to the Company and specific assumptions deemed to be reasonable. Actual performance may differ considerably depending on a variety of factors.

【Qualitative Data, Financial Statements, Etc.】

1. Qualitative Data on Consolidated Operating Results

(1) Market Environment (As of December 31, 2007)

I Japanese Mobile Internet Market

The number of mobile phone subscriptions in Japan reached 100.52 million at the end of December 2007. Of this amount, the proportion of Internet-enabled handset accounts was 83.3%. The number of third generation (3G) mobile phone subscriptions at the end of December 2007 totaled 87.28 million. Third generation services are expected to be the catalyst that accelerates growth of the mobile Internet market.

Against the backdrop of the popularization of 3G and fixed packet rate system, the content market expanded to ¥366.1 billion in 2006, up 16% from same periods on the previous year. In calendar 2006, the mobile commerce market grew 38%, to ¥562.4 billion compared to the previous year, as a result of installing electric money and credit-card transactions. Of that amount, the mobile shopping market, excluding ticket purchasing and auction fees, jumped 68%, to ¥258.3 billion compared to the previous year.

The advertising market expanded to ¥128.4 billion in 2011. That was approximately 3.3 times as ¥39 billion in 2006.

(Source: The Telecommunications Carriers Association (TCA), Mobile Content Forum, and DENTSU INC. prepared by CYBIRD Holdings)

II The Japanese Direct Sales Market

In 2006, total estimated sales of the direct sales market amounted to ¥3.68 trillion, rising 9.5% from the previous year.

(Source: Prepared by CYBIRD Holdings from materials from the Telecommunications Carrier Association (TCA))

(2) Results of Operation

(Quarter) (Unit: Millions of yen, Round down)

	3rd Quarter, FY ended March 31, 2007		3rd Quarter, FY ending March 31, 2008		Changes	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net Sales	7,608	100.0	8,210	100.0	601	7.9
Gross Profit	3,570	46.9	3,624	44.1	54	1.5
Operating Income	306	4.0	484	5.9	178	58.2
Ordinary Income (Loss)	256	3.4	381	4.6	125	48.8
Net Income (Loss)	(47)	(0.6)	85	1.0	132	-

Summary of Business Results (Quarter)

Consolidated net sales for the third quarter totaled ¥8,210 million, increasing ¥601 million, or 7.9%, from a year earlier. Sales growth can be attributed to the continued stable sales increase of the Mobile Content Business, sales growth of the cosmetic direct sales business, the core business of the Commerce Business, and growth in sales of Akihabara Outlet Plaza Co., Ltd., a subsidiary that markets consumer electronic products.

The change in the structure of the Commerce Business, however, caused a relative decline in the gross profit ratio of the overall group. Nevertheless, because of the effectiveness of the advertising investment by the cosmetic direct sales business and the decline in the fixed amount of goodwill amortization expenses, the selling, general and administrative expenses (SG&A) to net sales ratio improved.

As a result, operating income rose ¥178 million, or 58.2%, year on year, to ¥484 million, while ordinary income advanced ¥125 million, or 48.8%, to ¥381 million. Despite extraordinary losses posted due to the revision of projects and other factors, net income increased ¥132 million compared with the loss recorded in the prior third quarter, rising to ¥85 million.

(Reference)

	Net Income per share (yen)	ROE (%)	EBITDA (million of yen)
3Q, FY ending March 31, 2008	294.22	2.4	739

(Note)EBITA: Operating income + Depreciation + straight-line amortization of goodwill

Sales by Business Segment

(Unit: Millions of yen, Round down)

	3rd Quarter, FY ended March 31, 2007		3rd Quarter, FY ending March 31, 2008		Change	
	millions of yen	%	millions of yen	%	millions of yen	%
Mobile Content Business	2,960	38.9	3,011	36.7	50	1.7
Commerce Business	3,160	41.6	3,860	47.0	699	22.1
Solution Business	892	11.7	700	8.5	(191)	(21.5)
Advertising Business	56	0.7	192	2.4	135	240.6
Investment Business	5	0.1	-	-	(5)	-
International Business	533	7.0	446	5.4	(86)	(16.3)
Total	7,608	100.0	8,210	100.0	601	7.9

a. Mobile Content Business

Sales of the Mobile Content Business achieved stable growth, advancing ¥50 million, or 1.7%, to ¥3,011 million year on year again supported by an effective promotion strategy for the business's main content services.

b. Commerce Business

Consolidated net sales of the Commerce Business for the third quarter amounted to ¥3,860 million, increasing ¥699 million, or 22.1%, from the same period in the previous fiscal year. Sales of the cosmetic direct sales business were favorable due to the continued renewal of products and promotional efforts. In addition, sales of Akihabara Outlet Plaza Co., Ltd., a subsidiary that sells consumer electronic products, rose due to its product line expansion.

c. Solution Business

Consolidated net sales of the Solution Business decreased ¥191 million, or 21.5%, year on year to ¥700 million. Although earnings from the development and operation of mobile sites and from direct sales support business for corporate clients were favorable, the loss of the sales of an e-commerce site development subsidiary that had been a consolidated subsidiary in the previous third quarter (said company was divested in the fourth quarter of fiscal 2007) resulted in an overall sales decline.

d. Advertising Business

Consolidated net sales of the Advertising Business amounted to ¥192 million, rising ¥135 million or 240.6% from a year earlier. Earnings came mainly from mobile advertising sales and revenues from the direct sales advertising agency business targeting corporate clients.

To promote the development of the business, the Group is aiming to strengthen the platform it has built by solidifying the customer base acquired through other business. Moreover, by offering the various types of advertising opportunities resulting from the emergence of new media to its customers, the Group plans to develop the Advertising Business into another major source of earnings like its existing businesses.

e. Investment Business

The Group has formed the CYBIRD Plus Mobile Fund Investment Business Limited Partnership, which is managed and supervised by wholly owned subsidiary CYBIRD Investment Partners Inc. Through this structure, the Investment Business has invested in eight companies.

f. International Business

Based on the revenues of North America content provider Airborne Entertainment Inc. (see note), International Business sales totaled ¥446 million in the interim period. Along with the introduction of advanced mobile devices, sales of 3G moving picture content and game content are expanding rapidly. As a result, Airborne Entertainment is concentrating on meeting market demand through such strategies as developing 3G moving picture content and providing high-value-added services in its mobile-based B-to-B business.

Note: Airborne Entertainment Inc., changed its corporate name to Airborne Mobile Inc., effective December 7, 2007.

2. Qualitative Data on Consolidated Financial Statements

(1) Consolidated Cash Flow Statement

At the end of the third quarter, cash and cash equivalents totaled ¥5,283 million, up ¥1,137 million, or 27.4%, from the previous third quarter and up ¥215 million, or 4.2%, from the interim period.

(Cash flow from operating activities)

Cash flows from operating activities for the third quarter totaled ¥434 million, increasing ¥465 million from the same period in the previous fiscal year. Among the positive factors contributing to this result in addition to income become income taxes of ¥234 million were non-cash expenditures of ¥161 million, including depreciation expenses, goodwill amortization expenses, and others. Included among negative factors were payment of payables and income tax.

(Cash flow from investing activities)

Cash flow from investing activities decreased by ¥150 million compared with a decrease of ¥247 million in the same period in the prior fiscal year. This result could chiefly be attributed to expenditures for the purchase of software by the Group.

(Cash flow from financing activities)

Cash flow from financing activities contracted ¥13 million compared with an increase of ¥177 million in the previous third quarter. This result was primarily due to the repayment of borrowings.

	December 31, 2006	December 31, 2007
Equity ratio (%)	69.2	63.0
Equity ratio on a market value basis (%)	52.9	75.7
Debt Redemption (years)	2.0	2.0
Interest Coverage Ratio (times)	12.0	6.1

Equity ratio: shareholders' equity / total assets
Equity ratio on a market value basis: aggregate market value / total assets
Debt redemption (years): interest-bearing debt / operating cash flow
(The operating cash flow for the third quarter has been annualized by multiplying by 4)
Interest coverage ratio: operating cash flow / interest payment

Note 1) Aggregate market value was calculated by using total issued and outstanding shares at the end of the period multiplied by the closing price for CYBIRD Holdings' stock on the last day of business in this quarter.

2) Operating cash flow is used in the calculation of Debt Redemption and Interest Coverage Ratio. "Interest-bearing debt" includes all balance sheet debt with interest payment.

(2) Primary Lender (As of December 31, 2007)

a. CYBIRD Holdings Co., Ltd. (Unit: Thousands of yen, Round down)

Lender	Amount
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Foreign currency) (Note)	1,677,385
Sumitomo Mitsui Banking Corporation (Foreign currency) (Note)	561,750
Total	2,239,135

(Note) Figures are calculated at the middle rate ¥112.35 on December 31, 2007.

b. Airborne Mobile Inc. (Unit: Thousands of yen, Round down)

Lender	Amount
Wellington Financial (Note)	230,673
Total	230,673

(Note) Figures are calculated at the middle rate ¥114.91 on September 30, 2007.

(Unit: Thousands of yen, Round down)

Name of bonds	Amount
FY2006 Corporate Bond (Note)	391,203
FY2007 Corporate Bond (Note)	551,568
Total	942,771

(Note) Figures are calculated at the middle rate ¥114.91 on September 30, 2007.

c. S-CREW INC. (Unit: Thousands of yen, Round down)

Lender	Amount
The Tokyo Tomin Bank Limited	12,495
Sumitomo Mitsui Banking Corporation	69,428
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	41,683
SEIBU SHINKIN BANK	270
Total	123,876

3. Others

(1) Changes in significant subsidiaries during the year (Changes in certain subsidiaries resulting in changes in the scope of consolidation):
N/A

(2) Adoption of Simplified Accounting Method:
Allocation criteria of corporate tax etc. were calculated at the tax rate of annual forecast based on legal effective tax rate.

(3) Change in the Scope of Consolidation:
N/A

4. Consolidated Financial Statements (Quarter)

(1) Consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

	December 31, 2006		December 31, 2007		Changes		March 31, 2007	
	Thousands of yen	%	Thousands of yen	%	Thousands of yen	%	Thousands of yen	%
Assets								
I Current assets								
1 Cash and cash equivalents	4,808,911		4,591,386		(217,524)		4,614,251	
2 Accounts receivable	4,666,334		4,843,888		177,554		5,141,826	
3 Securities	367,585		1,412,872		1,045,286		764,243	
4 Inventories	861,682		1,014,543		152,861		921,217	
5 Others	973,425		691,878		(281,546)		542,866	
Allowance for doubtful accounts	(49,109)		(32,096)		17,012		(39,343)	
Total current assets	11,628,829	41.3	12,522,473	55.9	893,643	7.7	11,945,062	52.9
II Property and equipment								
Tangible fixed assets	535,465	1.9	400,301	1.8	(135,164)	(25.2)	470,813	2.1
Intangible fixed assets:								
1 Software	920,443		1,048,403		127,959		887,282	
2 Goodwill	11,689,002		5,733,111		(5,955,891)		6,144,710	
3 Others	281,445		200,233		(81,211)		120,839	
Total intangible fixed assets	12,890,891	45.7	6,981,748	31.2	(5,909,143)	(45.8)	7,152,832	31.7
Investment and other assets:								
1 Investment securities	1,792,161		1,155,079		(637,082)		1,410,355	
2 Deposit with landlord	681,021		644,970		(36,050)		655,112	
3 Deferred tax assets	560,847		413,764		(147,082)		464,782	
4 Others	102,664		285,457		182,793		492,257	
Allowance for doubtful accounts	(13,100)		(14,067)		(967)		(13,050)	
Total investment and other assets	3,123,594	11.1	2,485,204	11.1	(638,389)	(20.4)	3,009,457	13.3
Total property and equipment	16,549,951	58.7	9,867,253	44.1	(6,682,697)	(40.4)	10,633,103	47.1
Total Assets	28,178,781	100.0	22,389,727	100.0	(5,789,053)	(20.5)	22,578,165	100.0

(Unit: Thousands of yen, Round down)

	December 31, 2006		December 31, 2007		Changes		March 31, 2007	
	Thousands of yen	%	Thousands of yen	%	Thousands of yen	%	Thousands of yen	%
Liabilities								
I Current liabilities								
1 Accounts payable	2,291,887		2,012,558		(279,328)		2,409,710	
2 Short-term debt	2,988,433		2,561,647		(426,785)		2,773,979	
3 Current portion of Corporate bonds payable	45,000		391,203		346,203		-	
4 Accrued expenses	1,036,785		931,057		(105,727)		1,284,584	
5 Accrued income taxes	178,248		205,062		26,814		129,891	
6 Bonus payment reserve	82,626		110,040		27,414		164,278	
7 Allowance for sales promotion	76,992		60,715		(16,277)		82,819	
8 Allowance for compensation	12,033		-		(12,033)		-	
9 Others	485,038		498,073		13,035		406,856	
Total current liabilities	7,197,044	25.5	6,770,360	30.2	(426,683)	(5.9)	7,252,121	32.1
II Long-term liabilities								
1 Corporate bond	383,733		551,568		167,835		340,456	
2 Long-term debt	268,962		32,037		(236,925)		100,093	
3 Reserve for employee's retirement benefit	37,412		19,600		(17,811)		17,970	
4 Others	1,835		-		(1,835)		51,751	
Total long-term liabilities	691,942	2.5	603,205	2.7	(88,736)	(12.8)	510,271	2.3
Total	7,888,987	28.0	7,373,566	32.9	(515,420)	(6.5)	7,762,392	34.4
Net Assets								
I Shareholders' equity								
1 Common stock	5,503,317	19.5	5,510,877	24.6	7,559	0.1	5,503,317	24.4
2 Additional paid-in capital	14,469,049	51.4	9,027,144	40.3	(5,441,904)	(37.6)	14,469,049	64.0
3 Retained earnings	(653,655)	(2.3)	(470,511)	(2.1)	183,143	(28.0)	(6,195,936)	(27.4)
Total shareholders' equity	19,318,711	68.6	14,067,509	62.8	(5,251,201)	(27.2)	13,776,430	61.0
II Valuation and translation adjustments								
1 Unrealized gain in available-for-sale securities	24,678	0.1	(1,479)	(0.0)	(26,158)	-	15,597	0.1
2 Foreign currency translation adjustments	145,971	0.5	37,239	0.2	(108,731)	(74.5)	138,720	0.6
Total valuation and translation adjustments	170,650	0.6	35,760	0.2	(134,890)	(79.0)	154,318	0.7
III Subscription right	12,961	0.0	64,510	0.3	51,548	397.7	15,848	0.1
IV Minority interests	787,471	2.8	848,381	3.8	60,910	7.7	869,175	3.8
Total net assets	20,289,794	72.0	15,016,161	67.1	(5,273,632)	(26.0)	14,815,773	65.6
Total	28,178,781	100.0	22,389,727	100.0	(5,789,053)	(20.5)	22,578,165	100.0

(2) Consolidated Income Statements (Quarter)

(Unit: Thousands of yen, Round down)

	3rd Quarter FY ended March 31, 2007 (From October 1, 2006 To December 31, 2006)		3rd Quarter FY ending March 31, 2008 (From October 1, 2007 To December 31, 2007)		Changes		FY ended March 31, 2007	
	Thousands of yen	%	Thousands of yen	%	Thousands of yen	%	Thousands of yen	%
Net Sales	7,608,694	100.0	8,210,667	100.0	601,973	7.9	23,571,145	100.0
Cost of sales	4,038,453	53.1	4,586,275	55.9	547,822	13.6	12,868,382	54.6
Gross Profit	3,570,240	46.9	3,624,391	44.1	54,150	1.5	10,702,763	45.4
Selling, general and administrative expenses	3,263,863	42.9	3,139,780	38.2	(124,082)	(3.8)	9,915,951	42.1
Operating Income	306,377	4.0	484,611	5.9	178,233	58.2	786,811	3.3
Non-operating income	43,448	0.6	17,129	0.2	(26,318)	(60.6)	62,374	0.3
Non-operating expenses	93,627	1.2	120,492	1.5	26,864	28.7	2,401,519	10.2
Ordinary Profit (Loss)	256,197	3.4	381,248	4.6	125,050	48.8	(1,552,333)	(6.6)
Extraordinary profit	8,778	0.1	-	-	(8,778)	-	115,724	0.5
Extraordinary loss	97,129	1.3	146,706	1.8	49,577	51.0	5,929,311	25.1
Income (Loss) Before Income Taxes and minority Interests	167,847	2.2	234,541	2.8	66,694	39.7	(7,365,920)	(31.2)
Income Taxes	153,764	2.0	133,744	1.6	(20,020)	(13.0)	155,895	0.7
Prior Year income taxes	-	-	-	-	-	-	40,844	0.2
Prior Year Adjustments of income taxes	91,387	1.2	40,018	0.5	(51,368)	(56.2)	310,375	1.3
Profit (Loss) on minority interest	(30,098)	(0.4)	(24,446)	(0.3)	5,651	(18.8)	(42,423)	(0.2)
Net Income (Loss)	(47,206)	(0.6)	85,225	1.0	132,431	-	(7,830,611)	(33.2)

(3) Consolidated Statement of Changes in Shareholders' Equity (Quarter)

3rd Quarter of FY ended March 31, 2007 (From October 1, 2006 to December 31, 2006)

(Unit: thousands of yen, round down)

	Shareholders' equity			
	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at September 30, 2006	5,503,317	5,560,012	(771,358)	10,291,971
Changes				
Share issue	-	8,909,037	-	8,909,037
New consolidation	-	-	164,908	164,908
Net income	-	-	(47,206)	(47,206)
Net increase (decrease) except for items under shareholders' equity	-	-	-	-
Total	-	8,909,037	117,702	9,026,739
Balance at December 31, 2006	5,503,317	14,469,049	(653,655)	19,318,711

(Unit: thousands of yen, round down)

	Valuation / Translation Adjustment			Subscription right	Minority interests	Total
	Unrealized gain in available-for-sale securities	Foreign currency translation adjustments	Total			
Balance at September 30, 2006	10,316	(56,132)	(45,816)	3,555	770,082	11,019,793
Changes						
Share issue	-	-	-	-	-	8,909,037
New consolidation	-	-	-	-	-	164,908
Net income	-	-	-	-	-	(47,206)
Net increase (decrease) except for items under shareholders' equity	14,362	202,104	216,466	9,405	17,388	243,261
Total	14,362	202,104	216,466	9,405	17,388	9,270,000
Balance at December 31, 2006	24,678	145,971	170,650	12,961	787,471	20,289,794

3rd Quarter of FY ending March 31, 2008 (From October 1, 2007 to December 31, 2007)

(Unit: thousands of yen, round down)

	Shareholders' equity			
	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at September 30, 2007	5,503,317	9,019,584	(555,736)	13,967,165
Changes				
Share issue	7,559	7,559	-	15,119
Net income	-	-	85,225	85,225
Net increase (decrease) except for items under shareholders' equity	-	-	-	-
Total	7,559	7,559	85,225	100,344
Balance at December 31, 2007	5,510,877	9,027,144	(470,511)	14,067,509

(Unit: thousands of yen, round down)

	Valuation / Translation Adjustment			Subscription right	Minority interests	Total
	Unrealized gain in available-for-sale securities	Foreign currency translation adjustments	Total			
Balance at September 30, 2007	2,411	413,550	415,962	65,894	883,052	15,332,073
Changes						
Share issue	-	-	-	-	-	15,119
Net income	-	-	-	-	-	85,225
Net increase (decrease) except for items under shareholders' equity	(3,891)	(376,310)	(380,201)	(1,384)	(34,670)	(416,256)
Total	(3,891)	(376,310)	(380,201)	(1,384)	(34,670)	(315,912)
Balance at December 31, 2007	(1,479)	37,239	35,760	64,510	848,381	15,016,161

Consolidated Statement of Changes in Shareholders' Equity
FY ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

(Unit: thousands of yen, round down)

	Shareholders' equity			
	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at March 31, 2006	5,451,700	5,508,395	1,450,860	12,410,956
Changes				
Change of shares	-	8,909,037	-	8,909,037
Share issue	51,616	51,616	-	103,233
Gain on new consolidation	-	-	224,330	224,330
Loss on exclusion of consolidation	-	-	(1,977)	(1,977)
Cash dividend (Note)	-	-	(38,538)	(38,538)
Net income (loss)	-	-	(7,830,611)	(7,830,611)
Net increase (decrease) except for items under shareholders' equity	-	-	-	-
Total	51,616	8,960,653	(7,646,796)	1,365,473
Balance at March 31, 2007	5,503,317	14,469,049	(6,195,936)	13,776,430

(Unit: thousands of yen, round down)

	Valuation / Translation Adjustment			Subscrip-tion right	Minority interests	Total
	Unrealized gain in available-for-sale securities	Foreign currency translation adjustments	Total			
Balance at March 31, 2006	2,829	10,592	13,422	-	723,331	13,147,710
Changes						
Change of shares	-	-	-	-	-	8,909,037
Share issue	-	-	-	-	-	103,233
Gain on new consolidation	-	-	-	-	-	224,330
Loss on exclusion of consolidation	-	-	-	-	-	(1,977)
Cash dividend (Note)	-	-	-	-	-	(38,538)
Net income (loss)	-	-	-	-	-	(7,830,611)
Net increase (decrease) except for items under shareholders' equity	12,768	128,127	140,895	15,848	145,844	302,589
Total	12,768	128,127	140,895	15,848	145,844	1,668,062
Balance at March 31, 2007	15,597	138,720	154,318	15,848	869,175	14,815,773

(Note) Appropriation of earnings related to Regular General Meeting of Shareholders held in June 2006.

(4) Consolidated Cash Flow Statements (Quarter)

(Unit: Thousands of yen, Round down)

	3rd Quarter FY ended March 31, 2007	3rd Quarter FY ending March 31, 2008	FY ended March 31, 2007
	thousands of yen	thousands of yen	thousands of yen
I Operating activities:			
1 Income (loss) before income taxes and minority interest	167,847	234,541	(7,365,920)
2 Depreciation and amortization	169,536	171,803	574,095
3 Goodwill amortization	180,498	82,625	545,212
4 Increase in allowance for doubtful accounts	951	2,470	(13,583)
5 Decrease in bonus payment reserve	(52,933)	(97,368)	59,672
6 Decrease in allowance for sales promotion	8,700	1,850	14,527
7 Decrease in allowance for compensation	(5,250)	-	(17,283)
8 Increase (decrease) in reserve for employee's retirement benefit	(1,261)	411	(4,434)
9 Interest and dividend earned	(2,883)	(2,665)	(7,212)
10 Interest expenses	38,825	65,885	148,321
11 Equity in net losses of an affiliate	-	-	1,908,341
12 Loss on impairments of goodwill	-	-	5,452,204
13 Loss on sales of tangible fixed assets	-	4,345	46,976
14 Decrease in accounts receivable	251,673	(231,001)	(331,369)
15 (Increase) decrease in inventories	1,901	(78,860)	(93,025)
16 Increase (decrease) in accounts payable	180,387	165,582	467,659
17 Increase (decrease) in accrued expenses	(87,434)	112,923	(88,764)
18 Others	(312,681)	212,347	413,438
Total	537,878	644,890	1,708,856
19 Interests and dividends received	2,027	2,472	8,744
20 Dividends received from affiliates	-	-	17,333
21 Interest paid	(38,894)	(71,803)	(144,561)
22 Income tax paid	(35,321)	(140,922)	(361,660)
Cash flow from operating activities	465,691	434,637	1,228,712
II Investing activities:			
1 Increase (decrease) in fixed deposit	9,611	-	270,870
2 Proceeds from sales of investment securities	-	49,000	497,196
3 Expenditures for purchase of stock of a subsidiary in change of scope of consolidation	(111,108)	-	(111,108)
4 Expenditures for purchase of additional stocks of a subsidiary	-	-	(2,310,438)
5 Expenditures for property and equipment	(21,054)	(6,133)	(101,239)
6 Proceeds from sales of intangible fixed assets	3,300	-	7,000
7 Expenditure for intangible fixed assets	(202,931)	(234,640)	(672,267)
8 Expenditures for deposits with landlord	(6,450)	(7,790)	(18,701)
9 Proceeds from deposits with landlord	2,510	15,606	36,713
10 Others	78,232	32,981	(177,373)
Cash flow from investing activities	(247,890)	(150,977)	(2,579,347)
III Financing activities:			
1 Proceeds from short-term debt	300,000	-	2,980,438
2 Repayment of short-term debt	(133,464)	-	(459,290)
3 Proceeds from long-term debt	50,000	-	80,000
4 Repayment of long-term debt	-	(28,320)	(57,137)
5 Proceeds from issuance of new shares	-	15,119	103,233
6 Expenditure for corporate bond redemption	-	-	(25,000)
7 Proceeds from subscription for stock by minority shareholder	-	-	445,000
8 Dividends payment	(18,607)	(762)	(55,350)
9 Others	(20,000)	-	(135,568)
Cash flow from financing activities	177,928	(13,963)	2,876,325

IV Foreign currency translation adjustment of cash and cash equivalents	(14,751)	(54,523)	(13,268)
V Increase (decrease) in cash and cash equivalents	380,977	215,173	1,512,422
VI Cash and cash equivalents at the beginning of period	1,811,752	5,068,652	1,697,936
VII Increase in cash and cash equivalent by exchange shares	1,953,893	-	1,953,893
VIII Cash and cash equivalents at the end of period	4,146,623	5,283,825	5,164,251

5. Others

(1) Business Overview

I Business Segments (As of December 31, 2007)

Our Consolidated Group ("the Group") comprises CYBIRD Holdings Co., Ltd. ("CYBIRD Holdings" or "the Company") and 15 consolidated subsidiaries (CYBIRD Co., Ltd., JIMOS CO., LTD., S-CREW Inc., CYBIRD Investment Partners Inc., CYB INVESTMENT INC., and other 10 companies). Our six business fields are (1) Mobile Content Business, (2) Commerce Business, (3) Solution Business, (4) Advertising Business (5) Investment Business and (6) International Business.

a. Mobile Content Business

We develop and provide paid content services for Internet-enabled mobile phones via major Japanese wireless network operators.

b. Commerce Business

The commerce business is being expanded by developing direct marketing, with the Group promoting its own brand of cosmetics, health foods, liquors using advertising and promotions, mainly by advertising in local information magazines and through flyers. Merchandise orders are taken by CYBIRD's call center and processed and delivered. Outlet Plaza Co., Ltd., is carrying out retail and wholesale sales of consumer electronics products. In the mobile phone-based mobile commerce business, the Group plans to further expand its business by principally targeting F0 and F1 customers.

Note: F0: Girls 19 years old or younger; F1: Women from 20 to 34 years old.

c. Solution Business

We provide consulting services for mobile Internet businesses and solution services utilizing mobile phones for the planning, development, and operation of mobile Internet sites. In compensation for these services, we receive consulting fees and planning/ development/ operating fees. In addition, we provide support services for direct sales and software development and sales and related system building services for e-commerce business.

d. Advertising Business

We develop and sell e-mail products targeting specific customer groups and mobile advertising products for Web sites. We also perform advertising agency services to support the direct sales activities of other companies.

e. Investment Business

Under the management and control of consolidated subsidiary CYBIRD Investment Partners Inc., this business structures the CYBIRD Plus Mobile Fund and operates it based on ¥2.6 billion fund.

f. International Business

We provide Mobile Content distribution business in North America through Airborne Entertainment Inc. whose 85% shares are owned by CYB INVESTMENT INC., our consolidated subsidiary.

In addition, Airborne Entertainment Inc. changed its corporate name to Airborne Mobile Inc. effective December 7, 2007.

II CYBIRD's Consolidated Companies (As of December 31, 2007)

Company	Principal Business	Capital	CYBIRD's Stake (%)
CYBIRD Co., Ltd.	Mobile Content / Solution	¥350 mil.	100.0
JIMOS CO., LTD.	Commerce / Solution	¥350 mil.	100.0
S-CREW Inc.	Mobile Content / Commerce	¥35 mil.	53.6
CYBIRD Investment Partners Inc.	Investment	¥220 mil.	100.0
CYB INVESTMENT INC. (Note 1)	Overseas Investment	US$4,581	100.0

Notes: 1. CYB INVESTMENT's subsidiary Airborne Mobile Inc., is a consolidated subsidiary in which CYBIRD indirectly holds a 85% stake.

2. Based on the investments of the above companies, CYBIRD Holdings has acquired subsidiaries and affiliates in which CYBIRD indirectly holds stake in addition to the five companies shown above. CYBIRD Holdings has a total of 15 consolidated subsidiaries.

III CYBIRD Group Business Chart

Main subsidiaries and affiliate under each business field and its Business Chart



General users / Client companies
Information / Service
Sales of ad product
EC soft development / sales
Supporting mail order
Site development / operation
Ad agency
Wireless Network Operators
Information / Service
Information / Service
Information / Service
Information / Service
Sales of ad product
Sales of ad product
Client
Client
Commerce21
PLUS MOBILE COMMUNICATION
Site operation
Information provider
Site operation
JIMOS
Sales of ad spot
Information
S-CREW
CYBIRD
【Mobile Content Business】
【Solution Business】
【Advertising Business】
Management service
Shared service
CYBIRD Holdings
Management service
Shared service
【Commerce Business】
【Investment Business】
【International Business】
Buying-in
S-CREW
JIMOS
CYBIRD Investment Partners
CYB INVESTMENT
Providing capital & know-how
Capital and Investment management
Airborne Mobile
Merchandise
Merchandise
Mobile Commerce
Mail order
Doctor's Bio
CYBIRD Plus Mobile Fund Investment Business Limited Partnership
Information
Information providers
Capital
Outlet Plaza
Capital
Cellus U.S.A
Capital investors (Limited Partners)
Providing know-how
Stock sales
Supplier
Traditional store, Mail order and Wholesale
Information / service
Providing platform
Investment destination
Wireless network operators in North America
Information / service
Customers
Investors
General Users
Service Flow

■ **Contact Information**

CYBIRD Holdings Co., Ltd. IR Department

6-10-1 Roppongi, Minato-ku, Tokyo 106-6161

TEL: 81-3-5785-6110 FAX: 81-3-5785-9321

HP: http://www.cybird.co.jp/hc/english/ir/news/index.html

E-mail: ircontact@cybird.co.jp

Information

These documents contain forward-looking statements made by management using information available to them before the public release of these documents. As such these statements involve risks and uncertainties. CYBIRD Holdings proactively attempts to disclosure risks regarding its business, but such disclosure should not be construed as exhaustive. Changes in economic conditions and the competitive environment and technological advances could cause actual results to differ materially. CYBIRD Holdings reminds investors that they are responsible for any investment decision made based on these documents.

Insider Trading

Along with the revision in Article 30 of the Securities and Exchange Law, effective February 1, 2004, the company will not delay company information to be announced over disclosure information system, hereinafter referred to as "TDnet," by 12 hours. However, on occasions where TDnet is down or the announcement is one that cannot be made over TDnet, those who have examined the documents to be announced or otherwise come into possession of material information before 12 hours have passed could still be designated primary information receivers under insider trading regulations. We would remind such persons to be aware that until the time of the public announcement, trading in shares, etc. of the Company by primary information receivers is forbidden.

CYBIRD IP Content Services List

as of December 31, 2007

i-mode

Genre	Content's Title	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound	¥105/¥315	06/01/00	
	TFM Chakushin Melody	¥105/¥315	12/03/01	
	Keigoe Tsukuro ♪	¥210	05/07/02	
	SOUL TRAIN	¥315	10/06/03	
	CoolSound Real	¥105/¥210/¥315	02/16/04	
	CoolSound Full	¥315/tune	06/07/06	
				6
Wallpaper / Screensaver	Cool Screen	¥105	02/01/00	
	Prinet	¥315	05/01/00	
	Chaku Kyara!	¥105/¥0	08/01/00	
	Machiuke Tsukuro ♪	¥210	10/02/00	
	ART☆Graphix ○	¥210	01/26/01	
	Sa-para	¥315	12/16/02	
	howzy! Kisekae	¥10/¥315/¥525/set	03/19/07	
				7
Character	Digital Tokoro-san	¥315	08/05/02	
	Thomas the Tank Engine	¥210/¥315	12/02/02	
	Inuyasha	¥315	03/17/03	
	DETECTIVE CONAN	¥210/¥0	04/21/03	
	Ke-tai Hamtaro.com	¥315	11/04/03	
	Kekkaishi	¥315	05/21/07	
				6
Game	Robo☆Robo	¥315	05/01/00	
	Kensho Puzzler	¥315	11/06/00	
	@Baka Game!!	¥315/¥0	03/04/02	
	Mini-game ☆ Tengoku!	¥315	11/05/02	
				4
Fortune-telling	Kagami Ryuji Renaijutsu	¥210	12/01/99	
	Hosoki Kazuko	¥315	10/06/03	
	Ehara Hiroyuki Spiritual Message	¥315	12/20/04	
				3
Hobby	Inu-Neko no Kimochi	¥210/¥0	01/04/00	
	Tsuri-King	¥315	05/01/00	
	Mr. Maric no Choi-Majutsu	¥315	03/20/06	
	Autorace MOBILE	¥315	07/18/06	
	CoolSound DANCE BUSTA!!	¥315	08/20/07	
				5
Movie / Entertainment	Stardust WEB	¥315	02/01/00	
	Mobile Takarazuka	¥315/¥180/¥0	01/22/01	
	Sokko Eiga Kensaku	¥315/¥0	10/07/02	
	LOVEDOL	¥315/¥525/¥2100	10/15/07	
				4
Sports	Namiaru?	¥315	02/22/99	
	Albirex Niigata	¥315	03/06/06	
				2
Shopping	Ge-sta!	¥0	02/01/00	
	T2GO	¥0	09/06/04	
				2
Information	ITmedia	¥315	12/02/02	
				1
Portal	Cybird Style	¥0	06/17/02	
				1
Communication				
				0
Sub Total				
				41

(Note) Several contents were transferred to other company of CYBIRD Group.

EZweb

Genre	Content's Title	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound	¥315	11/01/00	
	TFM Chakushin Melody	¥105/¥32 ¥315/¥28	10/23/01	
	CoolSound Real	¥11/¥32/¥53/¥74/¥105/¥210/¥315	11/20/03	
	SOUL TRAIN	¥300	06/03/04	
	CoolSound Full		04/14/05	
	CoolSound RB	¥105/tune	07/28/05	
				6
Wallpaper / Screensaver	@Chaku Kyara	¥100/¥200	02/01/00	
	Prinet	¥315	09/20/00	
	Cool Screen	¥315	01/26/06	
				3
Character	Inuyasha	¥315	03/19/03	
	DETECTIVE CONAN	¥210	07/03/03	
	Ke-tai Hamtaro com	¥315	11/20/03	
	Thomas the Tank Engine	¥315	12/22/05	
	Kekkaishi	¥315	06/21/07	
				5
Game	Mini-game ☆ Tengoku! 50	¥315	08/16/01	
	Kensho Puzzler	¥315	12/13/01	
	Robo☆Robo	¥315	12/19/02	
				3
Fortune-telling	Anata no Nedan? DX	¥210/¥52	07/05/01	
	Kagami Ryuji Renaijutsu	¥210	07/10/01	
	Super Kyocho Uranai	¥210	12/12/01	
	Hosoki Kazuko	¥315	12/04/03	
	Ehara Hiroyuki Spiritual Message	¥315	01/13/05	
				5
Hobby	Tsuri-King	¥315	09/13/00	
	Inu-Neko no Kimochi	¥210	01/15/04	
	Mr. Maric no Choi-Majutsu	¥315	04/27/06	
	Autorace MOBILE	¥315	07/20/06	
	CoolSound DANCE BUSTA!!	¥315	09/20/07	
				4
Movie / Entertainment	Sokko Eiga Kensaku	¥315	12/04/01	
	Mobile Takarazuka	¥315	08/07/03	
	Stardust WEB	¥315	12/02/04	
				3
Sports	Namiaru?	¥315	03/19/03	
	Albirex Niigata	¥315	09/07/06	
				2
Shopping				
				0
Information	ITmedia	¥315	01/16/03	
				1
Portal	Cybird Style	¥0	10/23/02	
				1
Communication	@AJA	¥300	02/01/00	
				1
Sub Total				
				34

(Note) Several contents were transferred to other company of CYBIRD Group.

SoftBank

Genre	Content's Title	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound	¥105/¥315	12/04/00	
	TFM Chakushin Melody	¥105/¥32 ¥315/¥26	09/03/01	
	Keigoe Tsukuro ♪	¥210	12/03/01	
	SOUL TRAIN	¥315	05/12/04	
	CoolSound Real	¥105	06/16/04	
	CoolSound Full	¥315/tune	08/17/05	
				6
Wallpaper / Screensaver	Chaku Kyara!	¥105/¥210	12/10/99	
	Prinet	¥315	08/01/00	
	Cool Screen	¥315	02/15/06	
				3
Character	Digital 3D Tokoro-san	¥210	01/05/02	
	Inuyasha	¥315	03/03/03	
	DETECTIVE CONAN	¥210	05/14/03	
	Ke-tai Hamtaro com	¥315	11/04/03	
	Thomas the Tank Engine	¥315	01/18/06	
	Kekkaishi	¥315	07/02/07	
				6
Game	R-TYPE	¥525	12/15/04	
	Kensho Puzzler	¥315	11/01/05	
	PENTARIUM	¥525	02/01/06	
	Mini-game ☆ Tengoku!	¥315	03/14/07	
				4
Fortune-telling	Kagami Ryuji Renaijutsu	¥210	12/10/99	
	Nandemo Shindan	¥315	12/10/99	
	Mademoiselle Ai, Ai no Hoshiuranai	¥210	09/01/00	
	Hosoki Kazuko	¥315	11/12/03	
	Ehara Hiroyuki Spiritual Message	¥315	12/15/04	
				5
Hobby	Tsuri-King	¥315	01/15/03	
	Autorace MOBILE	¥315	04/03/06	
	Mr. Maric no Choi-Majutsu	¥315	05/01/06	
	CoolSound DANCE BUSTA!!	¥315	10/01/07	
				4
Movie / Entertainment	Mobile Takarazuka	¥315	11/01/01	
	Sokko Eiga Kensaku	¥315	12/01/03	
	Stardust WEB	¥315	12/01/04	
				3
Sports	Namiaru?	¥315	04/14/04	
	Albirex Niigata	¥315	07/12/06	
				2
Shopping				
				0
Information	ITmedia	¥315	03/03/03	
				1
Portal				
				0
Communication	@AJA Renai Navi	¥315	09/01/00	
				1
Sub Total				
				35

(Note) Several contents were transferred to other company of CYBIRD Group.

WILLCOM

Genre	Content's Title	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone				0
Wallpaper / Screensaver				0
Character				0
Game	Kantan Game! Asobi-houdai		11/25/05	
				1
Fortune-telling				0
Hobby				0
Movie / Entertainment				0
Sports				0
Shopping				0
Information				0
Portal				0
Communication				0
Sub Total				1

Grand Total: 111

CYBIRD HOLDINGS

JASDAQ

2008 MAR -4 A 8:47

News Release

February 15, 2008

CYBIRD Holdings Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and Group CEO
Contact: Hideaki Nagamori
Executive Vice President
81-3-5785-6110

Notice of Approval of Partial Amendment to Articles of Incorporation by the Extraordinary General Meeting of Shareholders and the General Meeting of the Common Share Class Shareholders and the Setting of a Base Date for the Purchase of All Shares with a Total Purchase Condition Attached

Tokyo, Japan, February 15, 2008 --- In the extraordinary general meeting of shareholders and the general meeting of common share class shareholders held today, all of the resolutions announced in the CYBIRD Holdings Co., Ltd.'s January 16 press release, "Notice of Partial Amendment to Articles of Incorporation for the Purpose of Going Private and the Purchase of All Shares with a Total Purchase Condition Attached," were approved (For details, please see the above mentioned press release).

Moreover, in a meeting of the Board of Directors also held today, CYBIRD Holdings Co., Ltd., decided on March 24, 2008, as the base date for the purchase of shares that have a Total Purchase Condition attached in accordance with the resolutions passed at the extraordinary general meeting of shareholders and the general meeting of common share class shareholders. The Company shall, with a purchase date of March 25, 2008, purchase shares with said Total Purchase Condition attached of shareholders of record in the final shareholders register and custody register on the base date of March 24, 2008. In exchange for said Total Purchase Condition shares, in accordance with Article 6-2 of the Articles of Incorporation, the Company shall issue new common shares as stipulated by Article 6-3 of the Articles of Incorporation at the rate of 0.00004937 new common shares per Total Purchase Condition share.

(End of document)

END